UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 3)

MIDAS, INC.

(Name of Subject Company (Issuer))

GEARSHIFT MERGER CORP.

a wholly owned subsidiary of

TBC CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Brian Maciak

VP & General Counsel, TBC Retail Group

TBC Corporation

4300 TBC Way

Palm Beach Gardens, FL 33410

(561) 383-3000 ext. 2608

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Alan J. Neuwirth, Esq.

Bradley K. Edmister, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

(212) 309-6110

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$172,019,707	$19,713.46

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $11.50, the per share tender offer price, multiplied by the sum of 14,408,542, the number of shares of common stock issued and outstanding (including 752,479 shares of restricted stock), plus (b) an amount equal to 1,681,511, the number of shares of common stock that were reserved for issuance pursuant to stock option and stock appreciation rights plans, multiplied by $11.50, plus an amount equal to 41,273, the number of shares of common stock that were reserved for issuance pursuant to a warrant agreement, multiplied by $11.50. The foregoing share figures have been provided by the issuer to the offerors and are as of close of business on March 9, 2012.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction valuation by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,713.46	Filing Party:	Gearshift Merger Corp. and TBC Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	March 28, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 amends and supplements Item 11 and Annexes A and B in the Tender Offer Statement on Schedule TO originally filed on March 28, 2012 with the Securities and Exchange Commission by Gearshift Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of TBC Corporation, a Delaware corporation (“Parent”) as amended by Amendment No. 1 filed on April 2, 2012 and Amendment No. 2 filed on April 6, 2012 (as so amended, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser and Parent to purchase all of Midas, Inc.’s outstanding Shares for $11.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent dated March 28, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information in the Offer to Purchase under the caption “THE TENDER OFFER — 17. Certain Legal Matters; Regulatory Approvals — Litigation” is hereby amended and supplemented by adding the following paragraphs as the final paragraphs of such section:

“On April 9, 2012, an order was entered consolidating the three purported stockholder class action complaints filed in the Court of Chancery of the State of Delaware, captioned, Glenn Freedman v. Alan D. Feldman, et al., Case No. 7436-VCP, Rod Sowder v. Alan D. Feldman, et al., Case No. 7364-VCP and Alan R. Kahn v. Midas, Inc., et al., Case No. 7372-VCP. The consolidated case is captioned In re Midas, Inc. Shareholders Litigation, Case No. 7346-VCP (the “Consolidated Delaware Action”).”

Annex A.	Certain Information Regarding the Directors and Executive Officers of Parent and Purchaser.

The information set forth on Annex A to the Offer to Purchase is hereby amended and supplemented as follows:

•

As of April 1, 2012, Masato Sugimori is no longer Director, Chief Financial Officer and Executive Vice President of Sumitomo Corporation of America (“SCOA”) or Executive Officer and Assistant General Manager for the Americas of Sumitomo Corporation.

Annex B.	Certain Information Concerning Controlling Persons of Purchaser.

The information set forth on Annex B to the Offer to Purchase is hereby amended (i) by adding to Annex B the information set forth on AMENDMENT TO ANNEX B attached hereto, which sets forth information regarding executive officers of Sumitomo Corporation and certain of its affiliates whose positions became effective as of April 1, 2012, and (ii) as follows:

•

Kazuo Ohmori is no longer Executive Vice President and General Manager of the Transportation & Construction Systems Business Unit of Sumitomo Corporation. As of April 1, 2012, Mr. Ohmori became Assistant to the President and CEO of Sumitomo Corporation.

•

Shunichi Arai is no longer Executive Vice President and General Manager of the Metal Products Business Unit of Sumitomo Corporation. As of April 1, 2012, Mr. Arai became Assistant to the President and CEO of Sumitomo Corporation.

•

Takahiro Moriyama is no longer Executive Vice President or General Manager of the Infrastructure Business Unit of Sumitomo Corporation. As of April 1, 2012, Mr. Moriyama became Assistant to the President and CEO of Sumitomo Corporation.

•	Toyosaku Hamada is no longer Senior Managing Executive Officer of Sumitomo Corporation. As of April 1, 2012, Mr. Hamada became Executive Vice President of Sumitomo Corporation.

•	Yasuyuki Abe is no longer General Manager of the Financial Service Division of Sumitomo Corporation.

•

Masayuki Doi is no longer Managing Executive Officer or General Manager of the Corporate Planning & Coordination Department of Sumitomo Corporation. As of April 1, 2012, Mr. Doi became Senior Managing Executive Officer of Sumitomo Corporation.

•

Kenji Kajiwara is no longer Senior Managing Executive Officer, General Manager for China or General Manager of the Beijing Office of Sumitomo Corporation, CEO of Sumitomo Corporation China Group or President of Sumitomo Corporation (China) Holding Ltd. As of April 1, 2012, Mr. Kajiwara became Advisor of Sumitomo Corporation.

•

Kazuhiro Takeuchi is no longer Chairman & CEO of Sumitomo Corporation Asia Pte. Ltd. As of April 1, 2012, Mr. Takeuchi became General Manager of the Transportation & Construction Systems Business Unit of Sumitomo Corporation.

•	Naoki Hidaka is no longer Managing Executive Officer of Sumitomo Corporation. As of April 1, 2012, Mr. Hidaka became Senior Managing Executive Officer of Sumitomo Corporation.

•	Toru Furihata is no longer Managing Executive Officer of Sumitomo Corporation. As of April 1, 2012, Mr. Furihata became Senior Managing Executive Officer of Sumitomo Corporation.

•	Hiroyuki Inohara is no longer Managing Executive Officer of Sumitomo Corporation. As of April 1, 2012, Mr. Inohara became Senior Managing Executive Officer of Sumitomo Corporation.

•	Masaru Nakamura is no longer Managing Executive Officer of Sumitomo Corporation. As of April 1, 2012, Mr. Nakamura became Senior Managing Executive Officer of Sumitomo Corporation.

•

Kohei Hirao is no longer General Manager of the Telecommunication, Environment & Industrial Infrastructure Business Division of Sumitomo Corporation. As of April 1, 2012, Mr. Hirao became General Manager for Asia of Sumitomo Corporation, President and CEO of the Sumitomo Corporation Asia Group, and Director and President of Sumitomo Corporation Asia Pte. Ltd.

•

Michihiko Kanegae is no longer General Manager of the Global Power Infrastructure Business Division of Sumitomo Corporation. As of April 1, 2012, Mr. Kanegae became General Manager of the Infrastructure Business Unit of Sumitomo Corporation.

•

Hideki Iwasawa is no longer Assistant General Manager of the Financial Resources Management Group or General Manager of the Corporate Risk Management Department of Sumitomo Corporation. As of April 1, 2012, Mr. Iwasawa became Assistant General Manager for the Americas of Sumitomo Corporation, Executive Vice President and CFO of Sumitomo Corporation North America Group, and Executive Vice President and CFO of SCOA.

•

Nobuhiko Yuki is no longer Executive Officer and General Manager of the Life Science Division of Sumitomo Corporation. As of April 1, 2012, Mr. Yuki became Managing Executive Officer, General Manager for China and General Manager of the Beijing Office of Sumitomo Corporation, CEO of Sumitomo Corporation China Group, and General Manager of Sumitomo Corporation (China) Holdings Ltd.

2

•

Kiyoshi Ogawa is no longer Executive Officer of Sumitomo Corporation. As of April 1, 2012, Mr. Ogawa became Managing Executive Officer and Assistant General Manager of the Human Resources, General Affairs & Legal Group of Sumitomo Corporation.

•

Yutaka Sekine is no longer the General Manager of the Planning & Administration Department, Transportation & Construction Systems Business Unit of Sumitomo Corporation. As of April 1, 2012, Mr. Sekine became Assistant General Manager for Asia of Sumitomo Corporation, General Manager of the Transportation & Construction Systems Business Unit in Sumitomo Corporation Asia Group, and President and CEO and General Manager of the Surabaya Office of PT. Sumitomo Indonesia.

•	Masahiro Fujita is no longer Executive Officer of Sumitomo Corporation. As of April 1, 2012, Mr. Fujita became Managing Executive Officer of Sumitomo Corporation.

•

Yoshihiro Fujiura is no longer Assistant General Manager for China and General Manager of the Transportation & Construction Systems, Infrastructure Business Unit of Sumitomo Corporation China Group of Sumitomo Corporation, or President of Sumitomo Corporation (Hong Kong) Limited. As of April 1, 2012, Mr. Fujiura became General Manager for Middle East of Sumitomo Corporation and Managing Director of Sumitomo Corporation Middle East FZE.

•	Takashi Kano is no longer Senior Managing Executive Officer of Sumitomo Corporation. As of April 1, 2012, Mr. Kano became Executive Vice President of Sumitomo Corporation.

•

Masato Sugimori is no longer Assistant General Manager for the Americas of Sumitomo Corporation, or Director, CFO and Executive Vice President of SCOA. As of April 1, 2012, Mr. Sugimori became General Manager of the Corporate Planning & Coordination Department of Sumitomo Corporation.

•

Koichi Takahata is no longer Executive Officer of Sumitomo Corporation. As of April 1, 2012, Mr. Takahata became Managing Executive Officer and Assistant General Manager of the Financial Resources Management Group of Sumitomo Corporation.

3

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GEARSHIFT MERGER CORP.

By:	/s/ Brian Maciak
	Name:	Brian Maciak
	Title:	Vice President and Secretary
	Date:	April 11, 2012

TBC CORPORATION

By:	/s/ Timothy Miller
	Name:	Timothy Miller
	Title:	Executive Vice President, Chief Financial Officer and Treasurer
	Date:	April 11, 2012

AMENDMENT TO ANNEX B

Name and Country of Citizenship	Principal Occupation within Previous Five Years	Director Since

Name: Masatoshi Hayashi Citizenship: Japan	Executive Officer, General Manager, Corporate Communications Department Sumitomo Corporation (Integrated Trading Company) April 2012 — Present	Not applicable (executive)

Corporate Officer, General Manager, Corporate Communications Department Sumitomo Corporation (Integrated Trading Company) April 2011 — March 2012

Corporate Officer, General Manager, Media Division Sumitomo Corporation (Integrated Trading Company) April 2008 — March 2011

Corporate Officer, General Manager, Planning & Administration Department, Media, Electronics & Network Business Unit Sumitomo Corporation (Integrated Trading Company) April 2005 — March 2008

Name: Kimio Fukushima Citizenship: Japan	Executive Officer, General Manager, Automotive Division, No. 2 Sumitomo Corporation (Integrated Trading Company) April 2012 — Present	Not applicable (executive)

Corporate Officer, General Manager, Automotive Division, No. 2 Sumitomo Corporation (Integrated Trading Company) April 2011 — March 2012

Corporate Officer, Deputy General Manager, Automotive Division, No. 2 Sumitomo Corporation (Integrated Trading Company) April 2010 — March 2011

Corporate Officer Sumitomo Corporation (Integrated Trading Company) April 2008 — March 2010

Name and Country of Citizenship	Principal Occupation within Previous Five Years	Director Since

President Sumitomo Corporation (Shanghai) Ltd. 10F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area Shanghai, 200120, China (Integrated Trading Company) April 2008 — March 2010

President

Sumi-Thai International Ltd.

20th, 21st and 22nd Floor Unit 1

M.Thai Tower, All Seasons Place

87 Wireless Road

Lumpini, Phatumwan

Bangkok 10330

(Trading and Investment Company)

April 2005 — May 2008

President

Sumitomo Corporation Thailand Ltd.

20th, 21st and 22nd Floor Unit 1

M.Thai Tower, All Seasons Place

87 Wireless Road

Lumpini, Phatumwan

Bangkok 10330

(Trading and Investment Company)

April 2005 — May 2008

Name: Masao Tabuchi Citizenship: Japan	Executive Officer, General Manager, Automotive Division, No. 1, General Manager, Inter-American Automotive Business Department Sumitomo Corporation (Integrated Trading Company) April 2012 — Present	Not applicable (executive)

Corporate Officer, General Manager, Automotive Division, No. 1, General Manager, Inter-American Automotive Business Department Sumitomo Corporation (Integrated Trading Company) April 2009 — March 2012

Corporate Officer, Deputy General Manager, Ship, Aerospace & Transportation Systems Division Sumitomo Corporation (Integrated Trading Company) April 2008 — March 2009

General Manager, Transportation Project & Equipment Department Sumitomo Corporation (Integrated Trading Company) April 2005 — March 2008

Name and Country of Citizenship	Principal Occupation within Previous Five Years	Director Since

Name: Hirohiko Imura Citizenship: Japan	Executive Officer, General Manager, Corporate Risk Management Department Sumitomo Corporation (Integrated Trading Company) April 2012 — Present	Not applicable (executive)

Corporate Officer, General Manager, Planning & Administration Department, Infrastructure Business Unit Sumitomo Corporation (Integrated Trading Company) April 2008 — March 2012

Director TBC Corporation (Retail and Wholesale Tire Distributor) November 2005 — April 2008

General Manager, Risk Management Group, Assistant to General Manager for the Americas Sumitomo Corporation (Integrated Trading Company) April 2005 — March 2008

Name: Kiyoshi Sunobe Citizenship: Japan	Executive Officer, General Manager, Logistics & Insurance Business Division Sumitomo Corporation (Integrated Trading Company) April 2012 — Present	Not applicable (executive)

Corporate Officer, General Manager, Logistics & Insurance Business Division Sumitomo Corporation (Integrated Trading Company) April 2010 — March 2012

Corporate Officer, General Manager, Planning & Administration Department, Financial & Logistics Business Unit Sumitomo Corporation (Integrated Trading Company) April 2008 — March 2010

General Manager, Planning & Administration Department, Financial & Logistics Business Unit Sumitomo Corporation (Integrated Trading Company) April 2006 — March 2008

Name and Country of Citizenship	Principal Occupation within Previous Five Years	Director Since

Name: Hiroki Inoue Citizenship: Japan

Executive Officer, General Manager,

Construction & Real Estate Division,

General Manager, General Construction Development & Coordination Department

Sumitomo Corporation

(Integrated Trading Company)

April 2012 — Present

Not applicable (executive)

Corporate Officer, General Manager,

Construction & Real Estate Division,

General Manager, General Construction Development & Coordination Department

Sumitomo Corporation

(Integrated Trading Company)

April 2009 — March 2012

General Manager of Building & Overseas Real Estate Business Department Sumitomo Corporation (Integrated Trading Company) April 2005 — March 2009

President Sumisho Building Management Co., Ltd Harumi Triton Square Office Tower W, 1-8-8 Harumi, Chuo-ku, Tokyo, 104-0053 Japan (Property Management of Office Buildings) April 2005 — March 2009

Name: Yasuhiro Tsuji Citizenship: Japan

Executive Officer, General Manager, Basic Chemicals & Electronics Division,

General Manager, Electronic Materials Business Department, No. 2

Sumitomo Corporation

(Integrated Trading Company)

April 2012 — Present

Not applicable (executive)

Corporate Officer, General Manager, Basic Chemicals & Electronics Division, General Manager, Electronic Materials Business Department, No. 2

Sumitomo Corporation

(Integrated Trading Company)

April 2010 — March 2012

Corporate Officer, Assistant General Manager for the Americas, Sumitomo Corporation North America Group Sumitomo Corporation (Integrated Trading Company) April 2009 — March 2010

Name and Country of Citizenship	Principal Occupation within Previous Five Years	Director Since

Chemicals & Electronics Group

Sumitomo Corporation of America,

assigned to the position of

Director and Executive Vice President

The Hartz Mountain Corporation

(Pet Supplies Company)

400 Plaza Drive

Secaucus, NJ 07094-3688

April 2006 — March 2010

Name: Makoto Horie Citizenship: Japan	Executive Officer, General Manager, Iron & Steel Division, No. 3 Sumitomo Corporation (Integrated Trading Company) April 2012 — Present	Not applicable (executive)

Corporate Officer, General Manager, Planning & Administration Department, Metal Products Business Unit Sumitomo Corporation (Integrated Trading Company) April 2010 — March 2012

Corporate Officer, Assistant General

Manager, Iron and Steel Division No. 2 &

No. 3, General Manager, Business Planning Department, Iron and Steel Division No. 2 &

No. 3

Sumitomo Corporation

(Integrated Trading Company)

April 2009 — March 2010

General Manager, Metal Products for Automotive Industries Business Planning Department Sumitomo Corporation (Integrated Trading Company) April 2008 — March 2009

Assistant General Manager, Metal Products

for Automotive Industries Division, Deputy General Manager, Metal Products for

Automotive Industries Business Planning Department

Sumitomo Corporation

(Integrated Trading Company)

April 2007 — March 2008

Senior Vice President and General Manager for Tubular Products Group and Houston Office Sumitomo Corporation of America (Integrated Trading Company) September 2003 — October 2007

Name and Country of Citizenship	Principal Occupation within Previous Five Years	Director Since

Name: Toshikazu Nambu Citizenship: Japan	Executive Officer, General Manager, Tubular Products Division Sumitomo Corporation (Integrated Trading Company) April 2012 — Present	Not applicable (executive)

Corporate Officer, General Manager, Tubular Products Division Sumitomo Corporation (Integrated Trading Company) April 2010 — March 2012

Corporate Officer, Senior Vice President, General Manager, Tubular Products Group and Houston Office Sumitomo Corporation of America (Integrated Trading Company) April 2009 — March 2010

General Manager, Tubular Products Group and Houston Office Sumitomo Corporation of America (Integrated Trading Company) December 2007 — March 2009

General Manager, Tubular Products International Trade Department No. 1, Tubular Products Division Sumitomo Corporation (Integrated Trading Company) April 2006 — March 2007

Name: Masayuki Hyodo Citizenship: Japan	Executive Officer, General Manager, Global Power Infrastructure Business Division Sumitomo Corporation (Integrated Trading Company) April 2012 — Present	Not applicable (executive)

Corporate Officer, Assistant General

Manager for Asia, General Manager,

Infrastructure, New Industry Development &

Cross-function Business Unit in Sumitomo

Corporation Asia, Group

Sumitomo Corporation

(Integrated Trading Company)

April 2011 — March 2012

Name and Country of Citizenship	Principal Occupation within Previous Five Years	Director Since

President and CEO, General Manager,

Surabaya Office, Chief Representative,

Jakarta Project Coordination Office

PT. Sumitomo Indonesia

P.O. Box 6902/KBY/SUMMITMAS I

Jakarta 12190, Indonesia

(Integrated Trading Company)

April 2011 — March 2012

Corporate Officer, Assistant General Manager for Asia Sumitomo Corporation (Integrated Trading Company) April 2010 — March 2011

President, Director, PT. Sumitomo Indonesia P.O. Box 6902/KBY/SUMMITMAS I Jakarta 12190, Indonesia (Integrated Trading Company) April 2010 — March 2011

Corporate Officer, Deputy General Manager,

Power & Social Infrastructure Business

Division, General Manager, Tanjung Jati B

Project Department, General Manager,

Power & Plant EPC Department No. 1

Sumitomo Corporation

(Integrated Trading Company)

April 2009 — March 2010

General Manager, Tanjung Jati B Project Department, General Manager, Power & Plant EPC Department No. 1 Sumitomo Corporation (Integrated Trading Company) April 2005 — March 2009

Name: Fumihiro Koba Citizenship: Japan

Executive Officer, Deputy General Manager

for China, General Manager, China Metal

Products Business Unit in Sumitomo

Corporation China Group

Sumitomo Corporation

(Integrated Trading Company)

April 2012 — Present

Not applicable (executive)

Name and Country of Citizenship	Principal Occupation within Previous Five Years	Director Since

General Manager

Sumitomo Corporation (Shanghai) Limited

Nanjing Office

Sumitomo Corporation (Shanghai) Limited

10F, Shanghai World Financial Center

100 Century Avenue, Pudong New Area

Shanghai, 200120, China

(Integrated Trading Company)

September 2010 — Present

General Manager Sumitomo Corporation (Hong Kong) Limited 23rd Floor, United Centre, No. 95 Queensway, Hong Kong, G.P.O. Box 3619 (Integrated Trading Company) April 2012 — Present

Corporate Officer, Assistant General

Manager for China, General Manager, China

Metal Products Business Unit in Sumitomo Corporation China Group

Sumitomo Corporation

(Integrated Trading Company)

April 2011 — March 2012

General Manager, China Metal Products Business Unit in Sumitomo Corporation China Group Sumitomo Corporation (Integrated Trading Company) September 2010 — March 2011

General Manager, International Steel Sheet & Strip Business Department No. 2 Sumitomo Corporation (Integrated Trading Company) April 2009 — August 2010

General Manager, Business Planning Department, International Steel Sheet & Strip Business Sumitomo Corporation (Integrated Trading Company) April 2008 — March 2009

Assistant to General Manager, International Steel Sheet & Strip Department No. 1 Sumitomo Corporation (Integrated Trading Company) April 2007 — March 2008

Name and Country of Citizenship	Principal Occupation within Previous Five Years	Director Since

President

Wuxi Meifeng Metal Products Co., Ltd

No. 11 Huayou 3rd Road, Huayou

Gongyeyuan, Wuxi National Hi-Tech

Industrial Development Zone Jing 1st Road

Wuxi, Jiangsu Province, China

(The Company for Processing and Sales of

Steel Sheets)

April 2003 — March 2008

Assistant to General Manager, Iron & Steel Division, No. 2 Sumitomo Corporation (Integrated Trading Company) April 2003 — March 2007